NEWS RELEASE

ELD No. 09-27

TSX: ELD  NYSE: EGO

October 30, 2009

Efemcukuru Update – Mineral Reserves Increase by 23%

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update on the Efemcukuru project located in western Turkey.

“The Efemcukuru project continues to improve in quality and there remains considerable scope for additional growth through continued exploration. Construction on site is progressing in accordance with our projected start up in Q4 2010”, stated Paul Wright, President & Chief Executive Officer of Eldorado.

Mineral Resource Estimate

Following completion of the 2009 drill program on the Efemcukuru North Ore Shoot the Company and its consultants have carried out a review of the mineral resource and mineral reserves for the project. The measured and indicated resource estimate previously reported in 2008 has been increased by approximately 10%. This increase in ounces has resulted from minor changes in the previously defined South Ore Shoot (“SOS”) and Middle Ore Shoot (“MOS”) and further definition of a larger measured and indicated resource in the North Ore Shoot (“NOS”) area. The Company believes that there is considerable potential to further expand the resource base, however due to the geometry of the deposit further drilling will take place from underground.  The mineral resource is as follows:

EFEMCUKURU MINERAL RESOURCES, as of 29 October 2009
Mineral Resource Classification	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold ounces (x1000)
South Ore Shoot
Measured	427	10.4	142
Indicated	2,126	9.0	615
Measured + Indicated	2,553	9.0	757
Middle Ore Shoot
Measured	808	14.7	381
Indicated	1,234	7.8	310
Measured + Indicated	2,042	10.5	691
North Ore Shoot
Measured	-	-	-
Indicated	944	8.3	252
Measured + Indicated	944	8.3	252
Total Efemcukuru Project
Measured	1,235	13.2	523
Indicated	4,304	8.5	1,177
Measured + Indicated	5,539	9.6	1,700
Inferred	1,703	6.4	352
Notes: 1) Cut-off grade is 3.0 g/t Au 2) Stephen Juras, Ph.D., P.Geo., Director Technical Services for the Company, is the qualified person responsible for the Efemcukuru mineral resource estimate.

Reserve Estimate

Based on the updated resource model Wardrop Engineering has prepared a revised mine plan which includes mining from the SOS and MOS during the initial years of operation with the inclusion of the NOS in the later half of the mine life. Based on a gold price of $825/ounce and a cut off grade of 4.0 g/t the mineral reserves are stated as follows:

EFEMCUKURU MINERAL RESERVES, as of 29 October 2009
Mineral Reserve Classification	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold ounces (x1000)
South Ore Shoot
Proven	379	9.4	114
Probable	2,160	8.8	608
Proven + Probable	2,539	8.8	722
Middle Ore Shoot
Proven	750	13.4	323
Probable	1,028	7.5	248
Proven + Probable	1,778	10.0	571
North Ore Shoot
Proven	-	-	-
Probable	819	8.1	213
Proven + Probable	819	8.1	213
Total Efemcukuru Project
Proven	1,129	12.0	437
Probable	4,007	8.3	1,069
Proven + Probable	5,136	9.1	1,506

Notes:  1) Scott Cowie, B.Eng., MAusIMM, Senior Mining Engineer of Wardrop Engineering Inc. is the qualified person responsible for the Efemcukuru mineral reserve estimate. 2) The Efemcukuru mineral reserves are inclusive to the mineral resources.

The 2009 reserve estimate which includes mining from NOS represents a 35% increase in tonnage with a 23% increase in ounces to be mined based on an overall dilution rate of 17%.

Operating Costs

Operating cost calculations have been based on updated labour rates and consumable costs. Exchange rate benefits have been largely offset by increased consumable costs particularly chemical reagents. The result has been a modest decrease in forecast operating costs of approximately 2% from previous disclosure. A breakdown of the operating costs including mining, processing and treatment of concentrate at the Company’s Kisladag operation are shown below.

	$/Tonne	$/Oz
Mining Operating Costs	30.32	119.54
Process Operating Costs Efemcukuru	23.02	90.75
Process Operating Costs Kisladag	8.15	32.28
Transport & Insurance Costs	3.83	15.11
General and Administration Operating Costs	5.65	22.27
Cash Operating Cost	70.97	279.95

Capital Costs

A definitive engineering cost estimate has been prepared by the project team which is based on a level of engineering and procurement that is now 60% complete. The estimate reflects changes in exchange rate, cost escalation, design changes and the addition of an owner purchased mine fleet. The total capital estimate has increased by $10 million or 7% to $152.1 million. Construction expenditures (spent and committed) to the end of Q3 2009 were $50.1 million. A breakdown of the capital cost follows.

Direct Costs	Area Total
Plantsite	$14,445,000
Mining	$32,316,000
Underground Crushing	$2,402,000
Ore Storage	$3,521,000
Process	$17,564,000
Waste Handling	$14,171,000
Water Treatment Facility	$4,330,000
Ancillary Buildings	$2,958,000
Site Services	$5,400,000
Site Fleet	$2,256,000
Kisladag Concentrate Treatment Plant	$11,011,000
Miscellaneous	$1,989,000
Direct Costs	$112,363,000
Indirect Costs	$39,758,000

Project Totals	$152,121,000

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2009 and technical reports filed under the Company’s name at www.sedar.com.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions applicable under National Instrument 43-101.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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